Exhibit 99.1

PRESS RELEASE

For Immediate Release

Corgenix Enters into Agreement to be Acquired by Orgentec Diagnostika

•                  Corgenix shareholders to receive $0.27 in cash

•                  Transaction valued at approximately $16 million

•                  Following the transaction, Corgenix will remain headquartered in Broomfield, Colo., as a subsidiary of Orgentec Diagnostika

•                  Strategic Acquisition Creates Leading Global Specialty Diagnostics Company

DENVER — August 28, 2014 — Corgenix Medical Corporation (OTC QB: CONX.OB), a worldwide developer and marketer of diagnostic test kits, today announced that it has entered into a definitive merger agreement to be acquired by Orgentec Diagnostika, a leading specialty diagnostics company headquartered in Mainz, Germany.  The strategic acquisition will extend both companies’ global distribution network and broaden their portfolio of specialty diagnostic assays.

Under the terms of the agreement, which has been approved unanimously by Corgenix’s Board of Directors, Corgenix shareholders will receive $0.27 in cash for each share of common stock they own, in a transaction valued at approximately $16 million. The per-share price represents a 29% premium to the Corgenix average share price of $0.21 over the 90-day period prior to the Company’s announcement on March 12, 2014, that it was exploring strategic alternatives.

Together, Orgentec and Corgenix will offer more than 350 tests, primarily enzyme-linked immunosorbent assays (ELISA), that diagnose a range of conditions, including autoimmune, vascular, infectious disease and organ function. As a combined company, they will serve thousands of hospitals and reference laboratories throughout Europe and the U.S., as well as the emerging markets of Asia, Latin America and the Middle East.

“The Corgenix brand is very respected in our industry space, and this transaction provides excellent value to Corgenix shareholders,” said Corgenix President and CEO Douglass Simpson.  “After a robust auction process and a thorough review of all alternatives, including staying as an independent company, the Company’s Board of Directors strongly believes that acceptance of the Orgentec offer is the best choice to maximize our shareholders’ value.”

Werner Hofacher, CEO of Orgentec, added, “Our agreement with Corgenix is an important step toward achieving our strategy of building Orgentec into a global specialty diagnostics leader.  It will give us an immediate direct presence in the United States, where Corgenix is highly regarded for its quality and innovation.  Together, we will offer a unique portfolio of complementary tests and automated instruments that help health care providers diagnose rare conditions and diseases across key medical specialties.”

The agreement to acquire Corgenix is Orgentec’s first significant step toward expanding its position in the global specialty diagnostics market since partnering with Water Street Healthcare Partners, a strategic investor focused exclusively on the health care industry. Orgentec, which was founded in 1988, announced its partnership with Water Street in May 2014.

“Corgenix is a key component of Water Street’s strategic plan to build Orgentec into a global specialty diagnostics leader,” said Scott Garrett, a senior operating partner with Water Street and chairman of Orgentec.  “We will continue to invest in targeted acquisitions, and research and development initiatives that will further expand Orgentec’s strong platform of highly specialized diagnostic solutions.”

The transaction is subject to approval by Corgenix shareholders and other customary closing conditions, and is expected to close in the fourth calendar quarter of 2014.

Inverness Advisors, a division of KEMA Partners LLC, acted as financial advisor to Corgenix in connection with the transaction.

About Corgenix Medical Corporation

Corgenix is a leader in the development and manufacturing of specialized diagnostic kits for immunology disorders, vascular diseases (including the world’s only non-blood-based test for aspirin effect), bone and joint disorders and a line of unique detection products for viral hemorrhagic disease. Corgenix diagnostic products are commercialized for use in clinical laboratories throughout the world. The company currently sells over 50 diagnostic products through a global distribution network and has significant experience in product submissions to the FDA and other worldwide regulatory authorities. Additionally, Corgenix contract develops and manufactures products for key medical and life science companies in state-of-the-art facilities in Colorado. The company operates under a Quality Management System that is ISO 13485:2012 certified and compliant with FDA regulations. More information is available at www.corgenix.com (Corporate website) and www.corgenix.net (Contract Services website).

About Orgentec

Orgentec offers a portfolio of more than 300 tests, primarily enzyme-linked immunosorbent assays (ELISA), that help diagnose rheumatology, thrombosis and gastroenterology disorders, as well as infectious diseases. It also offers a fully automated instrument and associated test kits that enable laboratories to complete multiple assays and deliver faster results than traditional ELISA tests.  Orgentec has a well-established position in Europe and a growing presence in Asia, Latin America and the Middle East.  Orgentec is a company of Water Street Healthcare Partners, a strategic investor focused exclusively on the health care industry.  For more information, visit www.orgentec.com.

MEDIA CONTACTS

Orgentec Contact:

Kelly Zitlow, Vice President

Phone: 847-858-5230

Email: Kelly.zitlow@waterstreet.com

Corgenix Contacts:

Corgenix Medical Corp.

William Critchfield, Senior VP Operations and Finance and CFO

Phone: 303-453-8903

Email: wcritchfield@corgenix.com

Armada Medical Marketing

Dan Snyders, Vice President and Public Relations Supervisor
Phone: 303-623-1190 x230

Email: dan@armadamedical.com

Cautionary Statement Regarding Forward-Looking Statements

We caution you that this document may contain disclosures that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company and the Merger. Forward-looking statements include statements in which we use words such as “expect,” “believe,” “anticipate,” “intend,” or similar expressions. These forward-looking statements are based upon information presently available to the Company’s management and are inherently subjective, uncertain and subject to change, due to any number of risks and uncertainties. Factors that could cause events not to occur as expressed in the forward-looking statements in this document include, but are not limited to, unanticipated delays; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the outcome of any legal proceedings that may be instituted with respect to the Merger; and the inability to complete the Merger due to the failure to obtain the shareholder approval or the failure to satisfy other closing conditions, as well as other risk factors detailed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2013, filed with the SEC on September 30, 2013 under the captions “Forward Looking Statements” and “Risk Factors” and otherwise in the Company’s reports and filings with the Securities and Exchange Commission. Many of these factors are beyond the Company’s ability to control or predict. You should not place undue reliance on any forward-looking statements, since those statements speak only as of the date that they are made. The Company assumes no obligation to update, revise or correct any forward-looking statements after the date of this document or after the respective dates on which such statements otherwise are made, whether as a result of new information, future events or otherwise, except as otherwise may be required by law.

Additional Information about the Merger and Where to Find It

This document may be deemed to be solicitation material with respect to the Merger. In connection with the Merger, the Company intends to file a preliminary proxy statement and file or furnish other relevant materials with the Securities and Exchange Commission (the “SEC”). Once the SEC completes its review of the preliminary proxy statement, a definitive proxy statement and a form of proxy will be filed with the SEC and mailed to the shareholders of the Company. THE COMPANY’S INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT MATERIALS FILED OR FURNISHED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE MERGER. The proxy statement and other relevant materials (when they become available), and any and all documents filed or furnished by the Company with or to the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, the Company’s investors and security holders may obtain free copies of the documents filed or furnished by the Company with or to the

SEC by directing a written request to Corgenix Medical Corporation, 11575 Main Street, Suite 400, Broomfield, Colorado 80020, Attention: William H. Critchfield.

Participants in the Solicitation

The Company and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of the Company with respect to the special meeting of shareholders that will be held to consider the Merger. Information about those executive officers and directors of the Company and their ownership of the Company’s common stock is set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2013, which was filed with the SEC on September 30, 2013, and is supplemented by other public filings made, and to be made, with the SEC by the Company. Information regarding the direct and indirect interests of the Company, its executive officers and directors and other participants in the solicitation will be set forth in the proxy statement relating to the Merger when it becomes available and may, in some cases, be different from those of the Company’s security holders generally.